**Mail Stop 4561**
**via fax (480) 596-0349**

October 10, 2007

Charles R. Mollo
President and CEO
Mobility Electronics, Inc.
17800 N. Perimeter Drive
Suite 200
Scottsdale, AZ 85255

> **Re:    Mobility Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File No. 000-30907**

Dear Mr. Mollo:

We have reviewed your response letter dated July 20, 2007 in addition to the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated July 9, 2007.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Note 2:  Summary of Significant Accounting Policies

(n) Stock-Based Compensation, page 51

1.      We note your response to our prior comment 1 and your SAB 99 analysis with regards to the Company's cumulative adjustment in fiscal 2006 to correct the accounting for your historical stock option grants. We further note that the adjustments recorded in fiscal 2004 were 16% of pre-adjusted net loss, which

from a quantitative aspect are clearly material to the Company's financial statements. We do not believe that the Company's discussion of the various qualitative factors considered in your SAB 99 analysis has adequately supported your conclusions that the fiscal 2004 financial statements were not materially misstated. Accordingly, please explain how the Company and your independent auditors determined that is was appropriate to correct these errors via a cumulative adjustment upon the adoption of SAB 108 or revise to restate your previously issued financial statements and include all of the disclosures as required by the "Sample Letter in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants."

\* \* \* \* \*

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief